Exhibit 12.1

Cohu, Inc.
Consolidated Ratio of Earnings to Fixed Charges (1)

	Nine Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(in thousands)	Sept. 24, 2016	Dec. 26, 2015	Dec. 27, 2014	Dec. 28, 2013	Dec. 29, 2012	Dec. 31, 2011
Fixed charges:
Interest expense	$-	$-	$-	$-	$-	$-
Capitalized interest	-	-	-	-	-	-
Interest portion of rental expense (2)	676	449	457	422	249	261
Total fixed charges	$676	$449	$457	$422	$249	$261

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$2,801	$8,003	$19,433	$(30,921)	$(12,149)	$15,461
Distributed equity income of affiliated companies	-	-	-	-		-
Add: Fixed charges	676	449	457	422	249	261
Less: Capitalized interest	-	-	-	-	-	-
Less: Net income – noncontrolling interests	-	-	-	-	-	-
Total earnings available for fixed charges	$3,477	$8,452	$19,890	$(30,499)	$(11,900)	$15,722

Ratio of earnings to fixed charges: (1)	5.14	18.82	43.52	N/A	N/A	60.24

Dollar amount of deficiency (3)	$-	$-	$-	$(30,499)	$(11,900)	$-

(1)

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes, plus fixed charges and amortization of capitalized interest and less capitalized interest; and fixed charges include interest expense, capitalized interest, amortization of deferred financing costs and an interest component of rent expense.

(2)	Interest component of rental expense is estimated to equal 1/4th of such expense, which is considered a reasonable approximation of the interest factor.

(3)	Dollar amount of deficiency is the amount of earnings required to attain a ratio of 1:1.